                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                               (Amendment No. 1 )*
                                       of
                           Tweedy, Browne Company LLC


                                  SCHEDULE 13D
                               (Amendment No. 1 )*
                                       of
                               TBK Partners, L.P.


                                  SCHEDULE 13D
                               (Amendment No. 1 )*
                                       of
                            Vanderbilt Partners, L.P.



                    Under the Securities Exchange Act of 1934

                             ACX TECHNOLOGIES, INC.
                                (Name of Issuer)


                     Common Stock, Par Value $.01 PER SHARE
                         (Title of Class of Securities)

                                    005123104
                                 (CUSIP Number)



                                 John D. Spears
                                 350 Park Avenue
                            New York, New York 10022
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)



                                DECEMBER 13, 1999

             (Date of Event which Required Filing of this Statement)



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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

CUSIP No.  005123014
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only


--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
      00
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

      Delaware
--------------------------------------------------------------------------------
                       (7)   Sole Voting Power
                              TBC has sole voting power with respect to 1,212,877 shares held in certain TBC accounts (as hereinafter defined). Additionally, certain of the members of TBC may be deemed to have sole power to vote certain shares as more fully set forth herein.

Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each                 0 shares
Reporting Person
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                              0 shares, except that certain of the members of
                              TBC may be deemed to have sole power to vote
                              certain shares as more fully set forth herein.
                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                              1,240,717 shares held in accounts of TBC (as
                              hereinafter defined).
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      1,240,717 shares
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                    [X]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      4.35%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      BD, IA & 00
--------------------------------------------------------------------------------

CUSIP No.  005123104
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons I.R.S. Identification Nos. of Above Persons
      TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
      WC and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
         Delaware
--------------------------------------------------------------------------------
                       (7)   Sole Voting Power
                              155,855 shares, except that the general partners in TBK, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.

Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each                 0 shares
Reporting Person
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                              155,855 shares, except that the general partners
                              in TBK, solely by reason of their positions as
                              such, may be deemed to have shared power to vote
                              these shares.
                      ----------------------------------------------------------
                      (10)   Shared Dispositive Power
                              0 shares
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      155,855 shares

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                    [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      0.54%

--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      PN
--------------------------------------------------------------------------------

CUSIP No.  005123104
--------------------------------------------------------------------------------
(1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Vanderbilt Partners, L.P. ("Vanderbilt")
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
(3)  SEC Use Only

--------------------------------------------------------------------------------
(4)  Source of Funds (See Instructions)
      WC and BK
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items
     (2)(d) or 2(e)                                                         [ ]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization
      Delaware
--------------------------------------------------------------------------------
                       (7)   Sole Voting Power
                              11,000 shares, except that the general partners in Vanderbilt, solely by reason of their positions as such, may be deemed to have shared power to vote these shares.

Number of Shares       ---------------------------------------------------------
Beneficially           (8)   Shared Voting Power
Owned by Each                 0 shares
Reporting Person
With                   ---------------------------------------------------------
                       (9)   Sole Dispositive Power
                              11,000 shares, except that the general partners in
                              Vanderbilt, solely by reason of their positions as
                              such, may be deemed to have shared power to to
                              vote these shares.
                       ---------------------------------------------------------
                       (10)  Shared Dispositive Power
                              0 shares

--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
      11,000 shares

--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                    [ ]

--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      0.04%
--------------------------------------------------------------------------------
(14) Type of Reporting Person (See Instructions)
      PN

PRELIMINARY NOTE

          The persons filing this Amendment No. 1 are Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company, (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership and (iii) Vanderbilt Partners, L.P. ("Vanderbilt") , a Delaware limited partnership. This Amendment No. 1 amends a Statement on Schedule 13D filed by TBC, TBK and Vanderbilt dated December 17, 1998 (the "Statement"). However, the filing of this Amendment No. 1 should not be deemed an admission that TBC, TBK and Vanderbilt comprise a group within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended (the"Act").

         This Amendment No. 1 relates to the Common Stock, $.01 par value (the "Common Stock") of ACX Technologies, Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 1, is a company organized under the laws of Colorado, with its principal executive offices at 16000 Table Mountain Parkway, Golden, CO 80403..

         This Amendment No. 1 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained or shared voting power.

         This Amendment No. 1 is being filed because the filing persons are no longer subject to the filing requirements of Section 13(d) of the Securities Exchange Act of 1934, as a result of the disposition of their respective shares of Common Stock in open market transactions.

         Other than as set forth below, to the best knowledge of TBC, TBK and Vanderbilt, there has been no material change in the information set in response to Items 1,2,3,4, 6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 1.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, TBC may be deemed to be the beneficial owner of 1,240,717 shares of Commo Stock, which constitutes approximately 4.35% of the 28,546,411 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC shares are held in the TBC accounts.

         As of the date hereof, TBK beneficially owns directly 155,855 shares of Common Stock, which constitutes approximately 0.54% of the 28,546,411 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

         As of the date hereof, Vanderbilt beneficially owns directly 11,000 shares of Common Stock, which constitutes approximately 0.04% of the 28,546,411 shares of Common Stock which Vanderbilt believes to be the total number of shares of Common Stock outstanding.

         Each of TBC, TBK and Vanderbilt disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC, TBK and Vanderbilt could be deemed to be the beneficial owner as of the date hereof, is 1,407,572 shares, which constitutes approximately 4.93% of the 28,546,411 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC shares.

         The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of TBK and Vanderbilt, or a member of TBC, is 1,407,572 shares, which constitutes approximately 4.93% of the 28,546,411 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be the beneficial owner by reason of his being a general partner of TBK is 155,855 shares of Common Stock which constitutes approximately 0.54% of the 28,546,411 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any of the shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

         Each of TBC, TBK and Vanderbilt disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC, TBK and Vanderbilt, no person who may be deemed to comprise a group with any of TBC, TBK, Vanderbilt, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

         (b) TBC has investment discretion with respect to 1,240,717 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 1,212,877 shares of Common Stock held in certain TBC Accounts.

         Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the vote of 1,212,877 shares of Common Stock held in certain TBC Accounts.

         TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

         Vanderbilt has the sole power to vote or direct the voting of and dispose or direct the disposition of the Vanderbilt Shares. Each of the General Partners solely by reason of their positions as such, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the Vanderbilt Shares.

         (c) No transactions in Common Stock were effected by TBK and Vanderbilt during the sixty-day period ended as of the date hereof. Transactions in Common Stock effected by TBC during the sixty-day period ended as of the date hereof are set forth below:


         TBC ACCOUNTS                 NO OF SHARES SOLD      PRICE

         10/19/99                        300                 $ 9 3/16
         10/22/99                      2,425                 $ 7.8916
         10/26/99                      2,250                 $ 7.9375
         11/02/99                        410                 $ 9 5/16
         11/08/99                      1,850                 $ 9 5/16
         11/09/99                        845                 $ 9 13/16
         11/10/99                      2,000                 $ 10.1563
         11/11/99                        110                 $ 10 5/16
         11/15/99                      1,275                 $ 10 3/4
         11/17/99                        775                 $ 10 7/8
         11/18/99                      8,900                 $ 10 3/4
         11/22/99                      2,093                 $ 10.1958
         11/24/99                      1,160                 $ 9 9/16
         11/30/99                        690                 $ 9 1/4
         12/03/99                        215                 $ 9 3/8
         12/07/99                      1,355                 $ 10.5256
         12/08/99                      6,000                 $ 10.6885
         12/10/99                      5,000                 $ 10 1/8
         12/13/99                     18,965                 $ 9.9321


         (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

         To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

         To the best knowledge of Vanderbilt, no person other than Vanderbilt has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Vanderbilt Shares, except that the General Partners in Vanderbilt may be deemed to have such rights and powers solely by reason of being general partners in Vanderbilt.


         (e) TBC, TBK and Vanderbilt ceased to be the beneficial owner of more than 5% of Common Stock on December 13, 1999.



                                    SIGNATURE


         Each of Tweedy, Browne Company LLC, TBK Partners, L.P. and Vanderbilt Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Amendment No. 1 is true, complete and correct.

                                      TWEEDY, BROWNE COMPANY LLC


                                      By /s/ Christopher H. Browne
                                         --------------------------------
                                         Christopher H. Browne
                                         Member



                                      TBK PARTNERS, L.P.



                                      By /s/ Christopher H. Browne
                                         --------------------------------
                                         Christopher H. Browne
                                         General Partner



                                      VANDERBILT PARTNERS, L.P.



                                      By /s/ Christopher H. Browne
                                         --------------------------------
                                         Christopher H. Browne
                                         General Partner





Dated: December 15, 1999